
Mail Stop 4720

April 4, 2016

Gregory L. Probert
Chief Executive Officer
Nature's Sunshine Products, Inc.
2500 West Executive Parkway, Suite 100
Lehi, UT 84043

> **Re: Nature's Sunshine Products, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2016**
> **File No. 001-34483**

Dear Mr. Probert:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal Three: Ratification of the Company's Third Amended and Restated Bylaws, page 18

1.   Please expand your discussion regarding the scope of the fee-shifting provision to:

- Identify the types of actions that are subject to fee shifting, including whether you intend the provision to apply to actions such as derivative actions and claims under the federal securities laws;
- Explain the recovery standard in greater detail so that shareholders can better understand what does, and does not constitute, "a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought"; and
- Explain whether the definition of "Claiming Party" is intended to cover legal counsel and expert witnesses, and clarify the intent and scope of the "direct financial interest" provision.

In addition, discuss whether and, if so, how the fee shifting provision has impacted your business or litigation since its adoption by the board in 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Richard D. Strulson, Esq.